

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Fernando Aguirre
Chiquita Brands International, Inc.
250 East Fifth Street
Cincinnati, Ohio 45202

**Re: Chiquita Brands International, Inc.
Form 10-K
File No. 001-01550**

Dear Mr. Aguirre:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director

FAX: (513) 784-8030